Exhibit 21.1

SUBSIDIARIES OF GUARANTY BANCORP

Name of Subsidiary	State of Incorporation/Formation
Guaranty Bank and Trust Company	Colorado
Guaranty Capital Trust III	Delaware
CenBank Statutory Trust III	Delaware
GRE Holdings LLC	Colorado
Holdco LLC	Colorado
Private Capital Management LLC	Colorado
Cherry Hills Investment Advisors, Inc.	Colorado